UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K of DryShips Inc. ("DryShips" or the "Company") includes information regarding the adoption of a shareholder rights plan by the Company's majority-owned subsidiary, Ocean Rig UDW Inc. ("Ocean Rig UDW) and is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed with the U.S. Securities and Exchange Commission on September 7, 2010.

Ocean Rig UDW, a global provider of offshore deepwater drilling services, announced it has adopted a shareholder rights plan, pursuant to which shareholders will receive one right per share of common stock held to purchase a fraction of a share of Series A Participating Preferred Stock. The right separates from the common stock and become exercisable after a person or group, other than DryShips, acquires beneficial ownership of 15% or more of Ocean Rig UDW's common stock or the 10th business day after a person or group, other than DryShips, announces a tender or exchange offer which would result in that person or group holding 15% or more of the Ocean Rig UDW's common stock. In such event, each holder of a right (except the acquiring person) is entitled to buy at the exercise price of $100, a number of shares of the Ocean Rig UDW's common stock which has a market value of twice the exercise price. Any time after the date an acquiring person obtains more than 15% of Ocean Rig UDW's common stock and before that acquiring person acquires more than 50% of Ocean Rig UDW's outstanding common stock, the Ocean Rig UDW is permitted to exchange each right owned by all other rights holders, in whole or in part, for one share of common stock.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire Ocean Rig UDW without the approval of the Ocean Rig UDW's board of directors. Ocean Rig UDW may redeem the rights at any time prior to a public announcement that a person has acquired beneficial ownership of 15% or more of Ocean Rig UDW's common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.

Dated: May 23, 2011	By: /s/George Economou
George Economou
Chief Executive Officer